Exhibit 19

PRESS RELEASE

August 2, 2004

FOR IMMEDIATE RELEASE

CUNO COMPLETES ACQUISITION OF WTC INDUSTRIES, INC.

     Meriden, CT and Eagan, MN: CUNO Incorporated (NASDAQ: CUNO) announced today that it has completed its acquisition of WTC Industries, Inc. (OTCBB: WTCO; “WTC”). The transaction was completed following the approval by a majority of WTC’s shareholders at a special meeting held on July 29, 2004.

     Under the terms of the transaction, CUNO will pay WTC’s stockholders $39.87 in cash for each WTC share outstanding. WTC option and warrant holders will receive a cash payment based on the difference between $39.87 per share and the exercise price of their options and warrants. The aggregate consideration for the outstanding WTC shares (including payments for the settlement of outstanding stock options and warrants) will be approximately $110 million (including the assumption of WTC’s outstanding bank debt of approximately $10 million as of July 29, 2004). CUNO funded the acquisition with a combination of existing cash and bank borrowings under a new five-year $120 million credit facility that was arranged with a syndicate of banks led by HSBC Bank. The acquisition is expected to be accretive for CUNO in the first full year of ownership.

     Commenting on the transaction, Mark G. Kachur, CUNO’s Chairman and Chief Executive Officer, said “The acquisition of WTC Industries will broaden CUNO’s product line, technology portfolio and customer base and expand the Company’s presence in the water filtration business. WTC’s PentaPure water filtration business is an excellent strategic fit with our Potable Water business, CUNO’s largest and fastest growing business. Combining CUNO’s and PentaPure’s capabilities and strengths in engineering, innovative product development, customized manufacturing and highly focused customer support will enable us to provide greater value to our customers and shareholders. With the completion of this transaction, CUNO’s worldwide OMA sales (i.e. sales to OEMs, multi-level marketers, and appliance manufacturers) are expected to exceed $100 million in fiscal 2005 and our future growth prospects in the water filtration business will be significantly enhanced.”

     WTC Industries’ CEO James Carbonari said “We are very excited about becoming part of CUNO, since culturally and operationally CUNO and WTC are extremely compatible companies. This strategic combination will enable us to leverage our respective capabilities and talents in the water filtration business and grow our business more effectively on a long term basis.”

     Citigroup Global Markets Inc. acted as financial advisor to CUNO and Robert W. Baird & Co. acted as financial advisor to WTC.

About CUNO:

     CUNO is a world leader in the design, manufacture and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. CUNO’s products, which include proprietary depth filters and semi-permeable membrane filters, are used in the potable water, healthcare, and fluid processing markets.

About WTC:

WTC Industries, Inc. designs and manufactures water filtration products for point-of-use applications.

Caution Concerning Forward Looking Statements:

     This release contains forward-looking statements, including statements regarding the anticipated timing of the transaction and possible performance of the combined company after the transaction is completed. Such statements reflect management’s best judgment as of this date, but they involve risks and uncertainties that could cause actual results to differ materially from those presented. Factors that could cause such differences include, without limitation, (1) the possibility of customer, supplier or employee attrition or reaction following this transaction; (2) the possibility that regulatory approvals may be delayed or denied or that burdensome conditions may be imposed in connection with such approvals; (3) failure to fully realize the expected growth potential and cost savings from the transaction; (4) lower than expected revenues following the transaction; (5) problems or delays in integrating the two companies; (6) the possibility of adverse changes in global, national or local economic or monetary conditions; (7) competition and change in the water filtration business; and (8) other factors described in either CUNO’s or WTC’s recent filings with the Securities and Exchange Commission. Those factors or others could result, for example, in delay or termination of the transaction discussed above. Readers should carefully consider those risks and uncertainties in reading this release. Except as otherwise required by law, CUNO and WTC disclaim any obligation to update any forward-looking statements included herein to reflect future events or developments.